Exhibiit 99.415

Nextech AR Launches Groundbreaking Human
Hologram Creator App ARitize Holograms in Apple
App Store

Create a human hologram in minutes using only a smartphone, no green screen or special equipment required

VANCOUVER, B.C., Canada – March 1, 2022 - Nextech AR Solutions Corp. (“Nextech” or the “Company”) (OTCQB: NEXCF) (NEO: NTAR) (CSE: NTAR) (FSE: N29), a Metaverse Company and leading provider of augmented reality (“AR”) experience technologies and services is excited to announce that its long awaited app ARitize Holograms (formerly known as holoX) has come out of beta and is now available for download in the Apple App Store. Aritize Holograms is the first to market app powered by Artificial Intelligence that lets you create, share and view human holograms on a smartphone device with no green screen required. The app will also be offered as a SDK so that any application can license this groundbreaking technology.

In Q2, ARitize holograms will be integrated directly with Nextech’s Metaverse Studio and ARitize Maps, allowing for human holograms to be dropped into and viewed in the Metaverse.

Download the App
Download Nextech’s human hologram creator app and start creating, viewing, and sharing today!

Apple App Store Download - click here

Nextech's human hologram creator app, ARitize Holograms is leveraging artificial intelligence (AI) so that no green screen or technical equipment is required. The proprietary machine learning (ML) solution will take care of processing your video capture into a human hologram in just a few minutes. A user can share holograms with friends using a QR code or across other social platforms such as TikTok, Twitter and Instagram! Holograms can be viewed in any place: home, office, a conference hall or even outdoors, anyone, anywhere can beam you as a hologram, wherever they are!

Watch a video previewing the app - click here

While the app is currently only available for iOS, the Company plans to release the app for Android in early Q2. Nextech will also be releasing new features including in-app purchases, providing the Company with opportunity for an additional revenue stream. In the coming months, ARitize holograms will integrate directly with Nextech’s Metaverse Studio and ARitize Maps, allowing for human holograms to be viewed in the Metaverse.

Evan Gappelberg, CEO of Nextech AR commented, “It’s an exciting time for Nextech as we continue to release new AR technology further pushing the boundary of what's possible- I believe that this is the first on the market human hologram creator app with no green screen required.” He continues “With this release we are continuing to execute on our vision to “ARitize” the world. We can ARitize people (through human holograms), places (through spatial mapping), and things (through 3D models). With our end to end vertically integrated technology stack, Nextech is actively creating and populating the Metaverse!”

Human holograms can be used for a variety of different purposes across several industries including product demonstrations, fitness and training, educational tutorials, music and performances, cooking demonstrations, vlogging and social media, brand ambassadors, makeup and hair tutorials, and more. The use cases are endless for individuals and brands alike.

Testimonials:

Bryan Carter, Director of Center for Digital Humanities, College of Humanities, Associate Professor, Africana Studies, University of Arizona.

“ARitize Holograms is a game changer with the work I do through the Center for Digital Humanities at the University of Arizona as well as with my teaching. The center is deploying a number of holograms with partners in museums, cultural centers and related heritage tour projects. Through my teaching, it is adding to the conversation regarding the ways we interact with students online. I look forward to working with this platform as it evolves.”

Download the App

Download Nextech’s human hologram creator app and start creating, viewing, and sharing today!

Apple App Store Download - click here

Watch a step by step guide on how to create the perfect hologram - click here

Human holograms are a force that is driving the digital economy. According to Gartner, by 2035, the digital human economy will become a $125 billion market. Digital human technologies are growing exponentially across many of today’s industries and use cases, with an eye toward more use cases tomorrow. Through human holograms, a digital human economy is created, providing the opportunity for a new digital ecosystem, underpinned by technology that brings individuals and organizations together to innovate and interact in new ways.

To learn more, please follow us on Twitter, YouTube, Instagram, LinkedIn, and Facebook, or visit our website: https://www.Nextechar.com.

Investor Relations Contact
Lindsay Betts
investor.relations@Nextechar.com
866-ARITIZE (274-8493) Ext 7201

About Nextech AR

Nextech AR Solutions is a Metaverse company that develops and operates augmented reality (“AR”) platforms, transporting three-dimensional (“3D”) product visualizations, human holograms and 360° portals to its audiences altering e-commerce, digital advertising, hybrid virtual events (events held in a digital format blended with in-person attendance) and learning and training experiences.

Nextech focuses on developing AR solutions for the Metaverse, however most of the Company’s revenues are derived from three e-Commerce platforms: vacuumcleanermarket.com (“VCM”), infinitepetlife.com (“IPL”) and Trulyfesupplements.com (“TruLyfe”). VCM and product sales of residential vacuums, supplies and parts, and small home appliances sold on Amazon.

Forward-looking Statements

The CSE and the NEO have not reviewed and do not accept responsibility for the adequacy or accuracy of this release.

Certain information contained herein may constitute “forward-looking information” under Canadian securities legislation. Generally, forward-looking information can be identified by the use of forward-looking terminology such as, “will be” or variations of such words and phrases or statements that certain actions, events or results “will” occur. Forward-looking statements regarding the completion of the transaction are subject to known and unknown risks, uncertainties and other factors. There can be no assurance that such statements will prove to be accurate, as future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements and forward-looking information. Nextech will not update any forward-looking statements or forward-looking information that are incorporated by reference herein, except as required by applicable securities laws.

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